EXHIBIT 99.1

Stantec to release third quarter 2026 results on November 12, 2026 and host conference call on November 13, 2026

EDMONTON, Alberta, Oct. 21, 2026 (GLOBE NEWSWIRE) -- TSX,NYSE: STN

Stantec, a global leader in sustainable design and engineering, will release its third quarter 2026 financial results after markets close on Thursday, November 12, 2026. On Friday, November 13, 2026, at 7:00 AM Alberta Time (8:00 AM Eastern Time), Susan Reisbord, president and chief executive officer, and Vito Culmone, executive vice president and chief financial officer, will hold a webcast and conference call to discuss the Company’s performance.

Q3 2026 Webcast and Conference Call
Friday, November 13, 2026 at 7:00 AM Alberta Time (8:00 AM Eastern Time)
Go to Webcast

Conference Call – Pre-registration is recommended

To participate in the Q&A, please register:
Conference Call Registration (Canada and United States).

After registering, an email will be sent including dial-in details and a unique conference call access code required to join the live call. Ensure you have registered at least 10 minutes before the start of the call.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
ir@stantec.com

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